Two World Financial Center
New York, NY 10281-1008
Richard D. Simonds, Jr.	212.768.6700
212.768.6936	212.768.6800 fax
rsimonds@sonnenschein.com	www.sonnenschein.com

November 12, 2009

Securities and Exchange Commission
J. Nolan McWilliams
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
Registration Statement on Form S-3 filed May 22, 2009
File No. 333-159428-01

Ladies and Gentlemen:

On behalf of BNP Paribas Mortgage Securities LLC and BNP Paribas Mortgage ABS LLC (the “Registrants”), below are responses to the SEC Comment Letter to the Registrants dated October 22, 2009.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment:

1.
We note your response to our prior comment 1; however, we reissue. Please provide a detailed legal analysis of how only one depositor will be liable for and sign the periodic reports for a specific takedown when, in fact, two depositors will both be issuers liable with respect to any liability under the Securities Act of 1933. In your detailed legal analysis, please explain why the other depositor would not be liable for providing and signing the periodic reports for a specific takedown when both depositors would be issuers under the registration statement and will have made statements in the Rule 424(b) prospectus concerning periodic reporting requirements.

Response:

As stated in our prior response, for purposes of determining who is the issuer of an asset-backed security that has the duty to file periodic reports, the "issuer" is the depositor acting solely in its capacity as depositor to the related issuing entity.  This statement is based on regulations under the Securities Exchange Act of 1934 that were adopted concurrently with Regulation AB.  Specifically, 17 CFR 240.3b-19(a) states the following: "The depositor for the asset-backed securities acting solely in its capacity as depositor to the issuing entity is the "issuer" for purposes of the asset-backed securities of that issuing entity."  Furthermore, "depositor" is defined under Regulation AB as "the depositor who receives or purchases and transfers or sells the pool assets to the issuing entity."  (17 CFR 229.1101(e).)  These rules were designed to identify a single person as being responsible for signing Exchange Act reports for each series of asset-backed securities, and to clarify that reporting obligation as being separate from other reporting obligations as to other series of asset-backed securities as well as corporate securities.  Please see the discussion in the adopting release for the final Regulation AB (SEC Release No. 33-8518), at 70 FR p. 1562, which states in part:  "Like our similar definition for the Securities Act, the Exchange Act definition specifies that the person acting in its capacity as depositor for the issuing entity is a different "issuer" from that same person acting as a depositor for any other issuing entity or for purposes of that person's own securities... This approach addresses the reality of ABS offerings that offerings by different issuing entities registered on the same registration statement are not related."

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November 12, 2009

The intent of these provisions is clear.  Only one person is the "issuer" who has the responsibility for making and signing Exchange Act reports as to any series of asset-backed securities, and that is the person who acted as depositor for that series by transferring the pool assets to the related issuing entity, acting in its capacity as depositor to that issuing entity.  In our Registration Statement, while there are two depositors either of which may act as depositor for any series, as to each specific series issued only one of those entities will act as depositor for that series of asset-backed securities by transferring the pool assets to the issuing entity.  And as to any series, the other depositor would not be deemed to be the depositor (and therefore not the issuer) of that series because it did not transfer the assets to the related issuing entity.  We believe that this reading of these provisions is technically correct, and also consistent with the apparent intent of these regulations that there be a single, clearly identified person who has responsibility for Exchange Act reports for each series of asset-backed securities.

We also note that a similar provision was concurrently adopted under the Securities Act of 1933.  17 CFR 230.191(a) indicates that "the depositor for the asset-backed securities acting solely in its capacity as depositor to the issuing entity is the "issuer" for purposes of the asset-backed securities of that issuing entity."  With respect to your question, we respectfully note that as to any given takedown under our Registration Statement, only one of the depositors would be the "issuer" for purposes of the Securities Act, and that is the one that acted as depositor by transferring assets to the related issuing entity.  If, as to any takedown, the non-transferring depositor does have any liability under the Securities Act, that would be because that depositor is also a signer of the Registration Statement and therefore would have liability under Section 11 as a signer, and not because that depositor is an "issuer."

Prospectus Supplement

The Depositor, page S-75

Comment:

November 12, 2009

2.	We note your response to our prior comment 5. Please advise as to what is meant by the last sentence of your response to our prior comment 5.

Response:

What is meant by the last sentence is that to the extent Taylor, Bean & Whitaker Mortgage Corp. acted as sponsor of a securitization in the future, we would disclose their default on the prior securitization for which they acted as sponsor, TBW Mortgage-Backed Trust Series 2006-5, which is the one securitization has been done off of this registration statement. To the extent BNP Paribas Mortgage Corp., the corporate parent of the registrant, acted as sponsor, we would not disclose the prior default by Taylor, Bean & Whitaker Mortgage Corp.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Very truly yours,

/s/ Richard D. Simonds, Jr.